UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.
For the fiscal year ended December 31, 2021

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                   to                 .
Commission File Number   1-12273

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Roper Technologies, Inc.
EMPLOYEES’ RETIREMENT SAVINGS 003 PLAN

B. Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:
Roper Technologies, Inc.
6901 Professional Parkway, Suite 200
Sarasota, FL 34240

Roper Technologies, Inc.
EMPLOYEES’ RETIREMENT SAVINGS 003 PLAN
Index to Financial Statements, Supplemental Schedule and Exhibits

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Administrator and Plan Participants of the Roper Technologies, Inc. Employees’ Retirement Savings 003 Plan

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the Roper Technologies, Inc. Employees’ Retirement Savings 003 Plan (the Plan) as of December 31, 2021 and 2020, and the related statement of changes in net assets available for benefits for the year ended December 31, 2021, and the related notes and schedule (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2021 and 2020, and the changes in net assets available for benefits for the year ended December 31, 2021, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplemental information contained in Schedule of Assets (Held at End of Year) has been subjected to audit procedures performed in conjunction with the audit of the Plan's financial statements. The supplemental information is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor's Rules and Regulations for Reporting

and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Warren Averett, LLC

We have served as the Company’s auditor since 2018.
Atlanta, Georgia
June 16, 2022

Roper Technologies, Inc.
EMPLOYEES’ RETIREMENT SAVINGS 003 PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
(IN THOUSANDS)

	December 31, 2021	December 31, 2020
ASSETS
Investments, at fair value:
Mutual funds	$69,370	$58,922
Common/collective trust funds	234,947	215,430
Roper Technologies, Inc. common stock	43,069	41,562
Total investments, at fair value	347,386	315,914

Receivables:
Participant contributions	262	241
Employer contributions	241	137
Notes receivable from participants	2,713	2,695
Total receivables	3,216	3,073

NET ASSETS AVAILABLE FOR BENEFITS	$350,602	$318,987

Roper Technologies, Inc.
EMPLOYEES’ RETIREMENT SAVINGS 003 PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
(IN THOUSANDS)

Year Ended December 31, 2021
ADDITIONS:
Investment income:
Net appreciation in fair value of investments	$35,270
Interest and dividend income	2,903
Total investment income	38,173
Interest on notes receivable from participants	133
Contributions:
Participant	9,788
Employer contributions	6,511
Rollover contributions	1,228
Total contributions	17,527
Total additions	55,833

DEDUCTIONS:
Benefits paid to participants	24,048
Administrative expenses	170
Total deductions	24,218

NET INCREASE IN NET ASSETS	31,615
NET ASSETS AVAILABLE FOR BENEFITS AT
Beginning of year	318,987
End of year	$350,602

Roper Technologies, Inc.
EMPLOYEES’ RETIREMENT SAVINGS 003 PLAN
Notes to Financial Statements
December 31, 2021 and 2020

1. DESCRIPTION OF PLAN

General
The following description of the Roper Technologies, Inc. Employees' Retirement Savings 003 Plan (the Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

The Plan is a defined contribution plan covering substantially all employees of certain subsidiaries of Roper Technologies, Inc. (the Company), who are age 18 or older. Eligible employees are able to enroll immediately upon their date of hire following meeting the eligibility requirements, as defined in the Plan document. Certain participants who become employees of the Company as a result of mergers or acquisitions are given credit for their prior service for purposes of determining eligibility and vesting. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended. The Company’s Investment Committee determines the appropriateness of the Plan's investment offerings and monitors investment performance, as delegated by the Company's Board of Directors.

Administration
The Company serves as the Plan Administrator. The Plan Administrator has the responsibility to administer the Plan for the exclusive benefit of the participants and their beneficiaries. These duties include, but are not limited to, establishing procedures, maintaining records, interpreting provisions of the Plan, and making determinations regarding questions which may affect eligibility for benefits.

Contributions
Each year, participants may contribute up to 50% of their eligible compensation in the form of (i) pre-tax contributions, (ii) after-tax contributions, or (iii) a combination of pre-tax and after-tax contributions. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. Participants who are age 50 or older and make the maximum pre-tax contribution for the year may make an additional catch-up contribution up to a maximum dollar amount per year in accordance with the Internal Revenue Code (IRC), as amended. Participants who do not elect a contribution percentage or do not elect to opt out of the Plan are automatically enrolled for pre-tax contributions at a rate of 5% of eligible earnings with annual 1% increases in deferral rates, not to exceed a maximum of 15% of eligible earnings. Contributions are subject to certain limitations. The automatic deferral increase will occur the first day of each Plan year unless automatically enrolled within the last six months.

For the year ended December 31, 2021, the Company contributed 100% of the first 3% of base compensation that a participant contributed to the Plan and 50% of the next 3% of base compensation that a participant contributed to the Plan. In no case are participant deferrals in excess of 6% of compensation taken into account for matching purposes. In addition, the Company made profit-sharing contributions equal to 3% of each participant's compensation. Participants direct the investment of their contributions into various investment options offered by the Plan.

The Plan currently offers common/collective trust (CCT) funds, mutual funds, and Roper Technologies, Inc., common stock as investment options for participants. Participants may change their investment options daily.

Participant Accounts
Each participant's account is credited with the participant's contributions, an allocation of the Company's contributions, and Plan earnings, and an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Vesting
Participants are immediately vested in their contributions plus actual earnings thereon. Effective March 1, 2021, the Plan was amended to allow participants immediate vesting in the Company's contribution portion of their accounts. The change was applied retroactively to prior contributions.

Prior to March 1, 2021, vesting in the Company's contribution portion of their accounts was based on years of continuous service. Participants vested over a five-year period beginning with 20% after one year of service and 20% each year thereafter, and were 100% vested after five years. Participants could also become fully vested if the participant attained age 65, the participant incurred a disability, or upon the death of a participant.

Notes Receivable from Participants
Participants may borrow from their accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance, for a period not to exceed five years unless the note is for the purchase of a principal residence, in which case the period is not to exceed ten years. The notes are secured by the balance in the participant's account and bear interest at rates which are commensurate with local prevailing rates as determined by the Plan Administrator. Principal and interest are paid ratably through payroll deductions.

Payment of Benefits
Upon termination of service due to death, disability, retirement, or separation from service, a participant will generally receive their benefits as a lump-sum amount equal to the value of the participant's vested interest in his or her account. Participants can elect to receive shares of the Company's common stock if their total balance exceeds $5,000. Participants who attain age 59½ are eligible to receive in-service distributions in accordance with provisions specified in the Plan. Withdrawals from the Plan may also be made upon circumstances of financial hardship in accordance with provisions specified in the Plan.

Forfeitures
Forfeitures of the non-vested portion of participants' accounts are used to reduce future Company contributions. Forfeiture balances were $127,990 and $765,894 as of December 31, 2021 and 2020, respectively, and forfeitures used to reduce Company contributions were approximately $1,357,234 for the year ended December 31, 2021.

Administrative Expenses
Certain expenses of maintaining the Plan are paid directly by the Company and are excluded from these financial statements. The Company reserves the right to elect to pay, or have the Plan pay, administrative costs in the future. Fees related to the administration of notes receivable from participants are charged directly to the participant's account and are included in administrative expenses. Investment related expenses are included in net appreciation of fair value of investments.

Management fees and other operating expenses charged to the Plan for investments are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees and operating expenses are reflected as a reduction of investment return for such investments.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting
The financial statements of the Plan are prepared under the accrual method of accounting in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP).

Use of Estimates and Risks and Uncertainties
The preparation of financial statements in conformity with U.S. GAAP requires Plan management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates. The Plan utilizes various investment instruments. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

Investment Valuation and Income Recognition
Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Company reviews the Plan's valuation policies utilizing information provided by the investment advisers and Vanguard Fiduciary Trust Company (the trustee).

Purchases and sales of investments are recorded on a trade-date basis. Interest income is accrued when earned. Dividend income is recorded on the ex-dividend date. Net appreciation in the fair value of investments includes both realized and unrealized gains and losses on investments.

Payment of Benefits
Benefits are recorded when paid.

Notes Receivable from Participants
Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Interest income is recorded on the accrual basis. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2021 and 2020. If a participant ceases to make note repayments and the Plan Administrator deems the participant note to be in default, the participant note balance is reduced and a benefit payment is recorded.

Administrative Expenses
All expenses incurred to administer the Plan are paid through forfeitures of nonvested accounts or by the Company with the exception of recordkeeping fees, which are paid by the Plan.

3. FAIR VALUE MEASUREMENTS

The framework for measuring fair value provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy under Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 820, Fair Value Measurement, are described as follows:

•Level 1 – Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.
•Level 2 – Inputs to the valuation methodology include: Quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in inactive markets; inputs other than quoted prices that are observable for the asset or liability; inputs that are derived principally from or corroborated by observable market data by correlation or other means. If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.
•Level 3 – Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset's or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

The following is a description of the valuation methodologies used for assets and liabilities measured at fair value. There have been no significant changes in the methodologies used at December 31, 2021 and 2020.

Mutual Funds – Valued based on the daily closing price as reported by the fund by obtaining quoted prices on nationally recognized securities exchanges. The mutual funds held by the Plan are deemed to be actively traded.

Shares of Roper Technologies, Inc. Common Stock – Valued at the net asset value (NAV) of shares held by the Plan at year end by obtaining quoted prices on nationally recognized securities exchanges.

CCTs – Valued at the NAV provided by the fund's trustee as a practical expedient to estimate fair value. The NAV is based on the fair value of the underlying investments held by the fund less its liabilities. This practical expedient would not be used when it is determined to be probable that the fund will sell the investment for an amount different than the reported NAV. Participant transactions (purchases and sales) may occur daily. If the Plan initiates a full redemption of the collective trust, the investment advisor reserves the right to temporarily delay withdrawal from the trust in order to ensure that securities liquidations will be carried out in an orderly business manner.

The methodologies described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table set forth by level, within the fair value hierarchy, the Plan's assets at fair value as of December 31, 2021 (in thousands):

	Level 1	Total
Mutual funds	$69,370	$69,370
Roper Technologies, Inc. common stock fund	43,069	43,069
Total assets in the fair value hierarchy	$112,439	$112,439
Investments measured at NAV
CCTs*		234,947
Investments at fair value		$347,386

The following table set forth by level, within the fair value hierarchy, the Plan's assets at fair value as of December 31, 2020 (in thousands):

	Level 1	Total
Mutual funds	$58,922	$58,922
Roper Technologies, Inc. common stock fund	41,562	41,562
Total assets in the fair value hierarchy	$100,484	$100,484
Investments measured at NAV
CCTs*		215,430
Investments at fair value		$315,914

*In accordance with FASB ASC Subtopic 820-10, certain investments that were measured at NAV per unit (or its equivalent) have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the line items presented in the statements of net assets available for benefits.

There were no significant transfers between Level 1 and Level 2 investments or into or out of Level 3 investments during the years ended December 31, 2021 and 2020.

The following tables summarize investments measured at fair value based on NAV per unit as of December 31, 2021 and 2020 (in thousands):

			Redemption
			Frequency	Redemption
		Unfunded	(if currently	Notice
December 31, 2021	Fair Value	Commitments	eligible)	Period
CCT Funds	$234,947	N/A	Daily	Daily

December 31, 2020
CCT Funds	$215,430	N/A	Daily	Daily

4. RELATED PARTY TRANSACTIONS

Plan investments include shares of mutual funds and units of CCT funds managed by the trustee. The Plan also paid fees for recordkeeping service and accounting service which are included in the statement of changes in net assets for the year ended December 31, 2021 within administrative expenses. These transactions qualify as party-in-interest, and are exempt from the prohibited transactions rule.

The Plan offers Roper Technologies, Inc. common stock as an investment option for participants. The Company is the Plan sponsor as defined by the Plan; therefore, these transactions also qualify as party-in-interest transactions, and are exempt from the prohibited transactions rule.

5. PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants remain 100% vested in their employer contributions.

6. TAX STATUS

The underlying non-standardized prototype plan has received an opinion letter from the Internal Revenue Service (IRS) dated June 30, 2020, stating that the form of the Plan is qualified under Section 401(a) of the IRC, and therefore, the related trust is tax-exempt. The Plan Administrator has determined that it is eligible to and has chosen to rely on the current IRS non-standardized prototype plan opinion letter. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification. The Plan Administrator believes the Plan is in compliance with the applicable requirements of the IRC and therefore, believes that the Plan is qualified, and the related trust is tax-exempt.

U.S. GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not, would not be sustained upon examination by the IRS. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

7. SUBSEQUENT EVENTS

Management has evaluated subsequent events through June 16, 2022 which is the date the financial statements were available to be issued, and have determined that there is are no subsequent events that require disclosure.

SUPPLEMENTARY INFORMATION

ROPER TECHNOLOGIES, INC.
EMPLOYEES’ RETIREMENT SAVINGS 003 PLAN
SPONSOR’S EIN# 51-0263969
PLAN NUMBER: 003
SCHEDULE H, LINE 4(i)
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2021

	(b)	Description of investment including	(e)
	Identity of issuer, borrower	maturity date, rate of interest,	Current
(a)	lessor, or similar parties	collateral, par, or maturity value	Value
	Mutual Funds
*	Vanguard Cash Reserve Federal MM Fund	Mutual funds	$127,990
*	Vanguard Developed Markets Index Fund Institutional Shares	Mutual funds	8,170,753
*	Vanguard Emerging Markets Stock Index Fund: Inst'l Shares	Mutual funds	4,019,866
*	Vanguard Institutional Index Fund Instl Plus Shares	Mutual funds	29,352,183
*	Vanguard Mid-Cap Index Fund Institutional Shares	Mutual funds	10,523,453
*	Vanguard Small-Cap Index Fund Institutional Shares	Mutual funds	5,707,280
*	Vanguard Total Bond Market Index Fund: Inst'l Shr	Mutual funds	10,090,328
*	Vanguard Total International Bond Index Fund Instit Shr	Mutual funds	1,377,654
	Total mutual funds		69,369,507

	Common/Collective Trust Funds
*	Vanguard Retirement Savings Trust III	Common/Collective Trust	35,140,142
*	Vanguard Target Retirement 2015 Trust Plus	Common/Collective Trust	4,337,801
*	Vanguard Target Retirement 2020 Trust Plus	Common/Collective Trust	18,608,392
*	Vanguard Target Retirement 2025 Trust Plus	Common/Collective Trust	47,456,852
*	Vanguard Target Retirement 2030 Trust Plus	Common/Collective Trust	36,034,348
*	Vanguard Target Retirement 2035 Trust Plus	Common/Collective Trust	32,992,050
*	Vanguard Target Retirement 2040 Trust Plus	Common/Collective Trust	21,024,538
*	Vanguard Target Retirement 2045 Trust Plus	Common/Collective Trust	18,519,089
*	Vanguard Target Retirement 2050 Trust Plus	Common/Collective Trust	8,785,485
*	Vanguard Target Retirement 2055 Trust Plus	Common/Collective Trust	5,553,424
*	Vanguard Target Retirement 2060 Trust Plus	Common/Collective Trust	1,906,888
*	Vanguard Target Retirement 2065 Trust Plus	Common/Collective Trust	1,429,234
*	Vanguard Target Retirement Income Trust Plus	Common/Collective Trust	3,158,800
	Total Common/collective trust funds		234,947,043
*	Roper Common Stock	Common stock	43,069,290
*	Notes receivable from participants	Interest rates ranging from 4.25% to 6.50%	2,713,486
			$350,099,326
	*Indicates party-in-interest

Roper Technologies, Inc. EMPLOYEES’ RETIREMENT SAVINGS 003 PLAN
(Registrant)

BY:	/S/ Jason Conley	Date:	June 16, 2022
Jason Conley, Vice President and Chief Accounting Officer

Exhibit Index

Exhibit No.	Description of Index
23.1	Consent of Warren Averett, LLC